March 26, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Mr. Christopher Bellacicco, Esq.
100 F Street NE
Washington, D.C. 20549

RE:    Barings BDC, Inc. — Preliminary Proxy Statement on Schedule 14A filed on March 15, 2021 (File No. 814-00733)

Dear Mr. Bellacicco:

On behalf of Barings BDC, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 24, 2021 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Commission on March 15, 2021. The Staff’s comments are set forth below and are followed by the Company’s responses. Where indicated, revised disclosure has been included in the Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Definitive Proxy Statement”). Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement.

1.Comment: We refer to the Company’s Notice of Annual Meeting of Stockholders filed as part of the Preliminary Proxy Statement. Please include additional information regarding the signatory of the Notice of Annual Meeting of Stockholders, Ms. Ashlee Steinnerd, Secretary of the Company, in the body of the Definitive Proxy Statement.

Response: The Company has revised the Preliminary Proxy Statement in response to the Staff’s comment. Specifically, the Company has included biographical information for Ms. Steinnerd, including information elicited by Item 401(e) of Regulation S-K with respect to executive officers, on page 20 of the Definitive Proxy Statement. The Company respectfully advises the Staff, on a supplemental basis, that the Company has not determined Ms. Steinnerd to be an executive officer of the Company under the definition of Rule 3b-7 of the Securities Exchange Act of 1934, as amended, and thus has excluded her from the beneficial ownership table included in the Definitive Proxy Statement.

2.Comment: We refer to the following sentence in the last paragraph on page 4 of the Preliminary Proxy Statement: “These options require stockholders to input the Control Number, which is provided on the proxy card.” We note that the “form of” proxy card filed with the Preliminary Proxy Statement does not include a Control Number or a specific indication of where such Control Number would be inserted. Please include a revised “form of” proxy card in the Definitive Proxy Statement filing or otherwise confirm that the Control Number for each stockholder will be included on the proxy card mailed to such stockholder.

Response: The Company confirms that the proxy cards to be mailed to individual stockholders with the proxy materials will include the relevant stockholder-specific Control Numbers.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com), Richard Horowitz at 212.698.3525 (or by email at richard.horowitz@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:    Jonathan Bock, Chief Financial Officer
Jill Dinerman, Chief Legal Officer
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